EXHIBIT 21.1

Name of consolidated	State or other jurisdiction of	Date of incorporation or	Attributable
subsidiary or entity	incorporation or organization	formation (date of acquisition, if applicable)	interest

Advanced Industrial Services, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
Advanced Industrial Leasing, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
Cemtrex Technologies Pvt Ltd.	India	December 21, 2017	100%
Vicon Industries, Inc.	New York	March 23, 2018	93%
Vicon Industries Limited	United Kingdom	March 23, 2018	93%